UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 000-56292

Vox Royalty Corp.
(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48

TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 to 99.3 to this report on Form 6-K of Vox Royalty Corp. are hereby incorporated by reference herein and are hereby incorporated by reference into and as an exhibit to the Company’s Registration Statement on Form F-10 (File No. 333-284746) and Form S-8 (File No. 333-275418) under the U.S. Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: February 20, 2025	By:	/s/ Kyle Floyd
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023 and Independent Registered Public Accounting Firm’s Report thereon
99.2	Management Discussion and Analysis for the year ended December 31, 2024
99.3	Press Release “Vox Royalty Announces Q4 2024 Financial Results, Achieves 2024 Revenue Guidance, Provides 2025 Outlook and Increases Quarterly Dividend”

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